SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30260; File No. 812-14037]

Columbia ETF Trust, et al.; Notice of Application

November 13, 2012

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of an application for an order pursuant to sections 6(c) and 17(b) of the

Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act

permitting certain transactions.

Summary of the Application:  Applicants request an order (the "Order") that would permit

registered investment companies for which certain direct or indirect wholly owned subsidiaries of

Ameriprise Financial, Inc. ("Ameriprise") act as an investment adviser to engage in certain

primary and secondary market principal transactions in fixed income instruments (the

"Transactions") with Merrill Lynch, Pierce, Fenner and Smith Incorporated ("MLPF&S") and

Bank of America, N.A. ("BANA"), including an internal division of BANA ("BANA (Dealer

Unit)") as well as affiliates of MLPF&S and BANA (each, a "BAC Trading Entity," together, the

"BAC Trading Entities").

Applicants:  Columbia Management Investment Advisers, LLC ("CMIA") and Columbia Wanger

Asset Management, LLC ("CWAM") (each, an "Adviser", together, the "Advisers") and Columbia

ETF Trust, Columbia ETF Trust I, Columbia Funds Master Investment Trust, LLC, Columbia

Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia

Funds Variable Insurance Trust, Columbia Funds Variable Insurance Trust I, Columbia Funds

Variable Series Trust II, Columbia Seligman Premium Technology Growth Fund, Inc., Tri-

Continental Corporation, Columbia Acorn Trust, Wanger Advisors Trust and Ameriprise

Certificate Company (each a "Fund", collectively, the "Funds"), Bank of America Corporation ("BAC"), BANA and MLPF&S.

Filing Dates:  The application was filed on June 1, 2012, and amended on October 3, 2012. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 10, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses:  Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Robert M. Kurucza, Esq. and Marco E. Adelfio, Esq., Goodwin Procter LLP, 901 New York Avenue, NW, Suite 9000, Washington, D.C.  20001; Scott R. Plummer, Esq. and Paul B. Goucher, Esq., Ameriprise Financial, Inc., 5228 Ameriprise Financial Center, Minneapolis, MN 55474; Glen A. Rae, Esq., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America Tower, NY1-100-05-01, One Bryant Park, 5th Floor, New York, NY 10036; Brian D. McCabe, Esq., Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600; Steve Chaiken, Esq., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Inc., 50 Rockefeller Plaza, New York, NY 10020 and Steve Chaiken, Esq., Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, Charlotte, NC 28255.

For Further Information Contact:  Laura L. Solomon, Senior Counsel, at (202) 551-6915, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Each Fund, except as explained below, is an open-end management investment

company registered under the Act and is organized as a statutory trust, business trust, limited

liability company or corporation under the laws of Delaware, Maryland or Massachusetts or is a

series thereof.  Columbia Seligman Premium Technology Growth Fund, Inc. and Tri-Continental

Corporation are closed-end registered investment companies.  Columbia ETF Trust and

Columbia ETF Trust I are exchange-traded funds and Ameriprise Certificate Company is a face-

amount certificate company.  The Funds have a variety of investment objectives, but each may to

a greater or lesser degree invest a portion of its assets in fixed-income instruments.  The fixed-

income instruments in which the Funds may invest include, but are not limited to, government

securities, municipal securities, tender option bonds, taxable and tax-exempt money market

securities, repurchase agreements, asset- and mortgage-backed securities, corporate bonds and

other issues and syndicated loans (including assignments thereof and participations therein), each

as the Funds' respective investment policies allow.

2.   CMIA and CWAM, the Advisers, are direct or indirect wholly-owned subsidiaries of

Ameriprise, a Delaware corporation.  Each Adviser is registered as an investment adviser under

the Investment Advisers Act of 1940 (the "Advisers Act").  The Advisers act as investment advisers to the Funds and, in certain cases, have oversight over one or more affiliated or unaffiliated sub-advisers engaged by certain Funds.[1]

3.  BANA is a national banking association and a wholly owned indirect subsidiary of BAC.  BANA (Dealer Unit) is an internal division of BANA, which is exempt from registering as a broker-dealer pursuant to the Securities Exchange Act of 1934 ("1934 Act").  MLPF&S, a Delaware corporation, is also a wholly owned indirect subsidiary of BAC that is registered as a broker-dealer with the Commission under the 1934 Act.  Each of BANA and MLPF&S as well as the affiliates of MLPF&S and BANA listed in Schedule C to the application (each, a "BAC Trading Entity," and, collectively, the "BAC Trading Entities") act as dealers and/or underwriters of fixed-income instruments.  The BAC Trading Entities listed in Schedule C are registered broker-dealers or entities exempt from registration.

4.  On April 30, 2010, BANA sold a portion of the asset management business of its wholly owned subsidiary Columbia Management Group, LLC ("CMG") to Ameriprise (the "Columbia Sale"), including the management of some of the Funds.  The Columbia Sale also included  CMG's own subsidiary, Columbia Wanger Asset Management, L.P. (now CWAM), the investment adviser to certain Funds.  After the Columbia Sale, RiverSource Investments, LLC changed its name to Columbia Management Investment Advisers, LLC (CMIA).  CMIA became the investment adviser for all Funds, including legacy RiverSource Funds and the former long-term Columbia Funds, other than those advised by CWAM.

5.  Following the Columbia Sale the Advisers are not under the control (within the meaning of section 2(a)(9) of the Act) of BAC and are not under common control with the BAC Trading Entities.  However, certain fiduciary accounts maintained by BANA's trust department

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[1] Certain of the Funds have (or may, in the future, have) sub-advisers that provide sub-advisory services (each, a "Sub-Adviser," collectively, the "Sub-Advisers").  Applicants request the order cover any such Sub-Advisers,

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("BANA (US Trust)")[2] for the principals or beneficiaries of such accounts are invested in the

Fund's securities ("fiduciary account investments"). BANA (US Trust) has discretionary

authority over, but no pecuniary interest in, such investments.[3] Because of these investments,

there may be affiliations between the BAC Trading Entities and the Funds.

6. Applicants state that, because of consolidation in the financial services industry, a few

major broker-dealers account for a large percentage of the market share in connection with trading

in various asset classes, including fixed income instruments. Applicants state that the decline in the

number of broker-dealers and banks trading in the fixed-income instruments in which the Funds

seek to invest and the increasing significance of the few remaining institutions demonstrate the

importance to the Funds of their relationships with such entities, including the BAC Trading

Entities. Applicants further represent that the BAC Trading Entities were the top-ranked

underwriters in the following categories of fixed-income instruments in 2011: investment grade-

credit; U.S. leveraged loans; residential mortgage-backed securities; asset-backed securities; and

U.S. commercial paper. Applicants also represent that the BAC Trading Entities were the second

or third-ranked dealers or underwriters in 2011 in the following categories of fixed-income

instruments: high-yield corporate credit; investment grade-credit; collateralized mortgage

obligations; asset-backed securities; and municipal securities. As described more fully in the

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provided that any Sub-Adviser that relies on the order complies with the conditions of the order as though it were an Adviser, unless otherwise stated.

[2] BANA (US Trust) includes Bank of America, U.S. Trust Private Wealth Management, including U.S. Trust Company of Delaware, the Retirement and Philanthropic Services unit, and the Merrill Lynch Trust Company division and any successors. The term "successor" is limited to an entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities covered by the Order, including any such combination, consolidation or reorganization effected through the use of a "shell" entity controlled by any of the entities covered by the Order, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entities.

[3] Applicants note that there may be some instances in which BAC or an entity, including a division thereof, controlled by BAC (each, a "BAC Affiliate," collectively, the "BAC Affiliates") might be deemed to own, control or hold with power to vote less than five percent of the outstanding voting securities of a Fund otherwise than through fiduciary account investments (a "<5% holding"). References to potential affiliations arising "solely by reason of"

application, BAC Trading Entities had similar levels of market share in 2009 and 2010 and were a significant trading partner of the legacy RiverSource funds prior to the Columbia Sale.

7.    Applicants assert that prohibiting the Funds from engaging in the Transactions with the BAC Trading Entities would become increasingly detrimental to the ongoing interests of Fund shareholders by limiting the Funds' access to important trading counterparties that have very significant market shares in many of the types of instruments that the Funds purchase.  Applicants submit that prohibiting the Funds from engaging in Transactions with the BAC Trading Entities unnecessarily reduces the opportunities available to the Funds to obtain competitive pricing and execution and to access the markets for particular fixed-income instruments that are available from only a few dealers.  Applicants assert that precluding a Fund from trading with a BAC Trading Entity may harm the Fund by, among other things, preventing it from obtaining the best pricing, terms and quality of services otherwise available in the market.

8.    Applicants, therefore, request the Order, pursuant to sections 6(c) and 17(b) of the Act exempting Transactions entered into in the ordinary course of business by a Fund with BAC Trading Entities, under the circumstances described in the application, from the provisions of section 17(a) of the Act.[4]  The "Transactions" that are the subject of the Order include primary and secondary market transactions in fixed-income instruments executed on a principal basis between a Fund and a BAC Trading Entity.

9.    The Order would be available only where the BAC Trading Entity is deemed to be a first-tier or a second-tier affiliate of a Fund solely by reason of fiduciary account investments in the voting securities of an Owned Fund, as defined below.  In particular, the Order would be

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fiduciary account investments above certain levels may include situations where fiduciary account investments exceed such levels only when added to a <5% holding.

[4] Applicants are not seeking relief from the provisions of sections 10(f), 17(e) or 17(d) of the Act or rule 17d-1 thereunder.

available only in circumstances in which the BAC Trading Entity might be deemed to be (i) an affiliated person ("first-tier affiliate"), in the case of BANA (Dealer Unit), or an affiliated person of a first-tier affiliate (a "second-tier affiliate") of a Fund solely by reason of BANA (US Trust), being deemed to own, control or hold with power to vote through fiduciary account investments five percent or more of the Fund's total outstanding voting securities (each, a "5% Fund"); (ii) a first-tier affiliate of a Fund solely by reason of BANA (US Trust) being deemed to beneficially own through the fiduciary account investments more than twenty-five percent of the Fund's total outstanding voting securities or, by virtue of such fiduciary account investments, to control the Fund (each, a "25% Fund," together with the 5% Funds, the "Owned Funds"); and/or (iii) a second-tier affiliate of any Fund other than an Owned Fund (each, an "Other Fund") solely by reason of BANA (US Trust) being considered to own, control or hold with power to vote a 5% Fund's securities as described in (i) or being deemed to beneficially own a 25% Fund's securities as described in (ii), through fiduciary account investments.

10. Applicants seek to have the Order cover (i) the Funds and any investment company registered under the Act or series thereof, whether now existing or organized in the future, that is managed, advised or sub-advised by any Adviser or by any existing or future entity that is controlling, controlled by or under common control with CMIA and/or CWAM or controlled by Ameriprise and registered as an investment adviser under the Advisers Act; (ii) the Advisers and/or any existing or future investment adviser controlling, controlled by or under common control with CMIA and/or CWAM or controlled by Ameriprise; and (iii) the BAC Trading Entities and any successor entities; provided that any entity that relies on the Order complies with the terms and conditions of the Order as though it were an applicant.

11. Applicants request relief only for Transactions that would be prohibited by section 17(a) because of affiliations, if any, arising solely by reason of BANA (US Trust) being deemed

to own, control or hold with the power to vote voting securities of an Owned Fund through fiduciary account investments. The relief would not be available where a BAC Trading Entity is a first-tier affiliate or a second-tier affiliate of a Fund for other reasons. The relief would not be available for Transactions between a Fund and any trading entity under common control with the Fund's Adviser. The relief would also not be available for primary market Transactions in fixed-income instruments, other than repurchase agreements and variable rate demand notes, of which BAC (or any successor) or any entity controlled by BAC (or any successor), including any BAC Trading Entity, is the primary obligor.

12. Neither BAC nor any BAC Affiliates control or will control (within the meaning of section 2(a)(9) of the Act), directly or indirectly, Ameriprise or the Advisers or any other non-Fund entity under the control of Ameriprise (together, the "Ameriprise Affiliates"). Applicants state that only the fiduciary account investments in the Owned Funds raise the affiliation issues addressed by the requested relief. Additionally, Ameriprise has no beneficial interest in, and will not control (within the meaning of section 2(a)(9) of the Act) directly or indirectly, BAC, the BAC Trading Entities or any other BAC Affiliate.

13. The BAC Affiliates and the Ameriprise Affiliates are structured as separate, independent businesses. Applicants state that the BAC Affiliates will not have any involvement in the Advisers' investment decisions or decisions to engage in Transactions pursuant to the Order, and will not attempt to influence or control in any way the placing by the Advisers of orders, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the BAC Trading Entity.

14. Applicants state that each Fund has adopted confidentiality policies designed to limit the unnecessary flow of information about Fund holdings and transactions. Applicants note there

are effective, existing separation and information barriers between the Advisers and the Funds on the one hand and the BAC Trading Entities on the other. Applicants assert that there is substantial internal separation and independent operation of the BAC Trading Entities from the other BAC Affiliates and of BANA (US Trust) from BANA (Dealer Unit). BANA (US Trust) is subject to strict fiduciary laws and regulations that require BANA (US Trust) to act solely in the interests of the principals or beneficiaries of the accounts. Applicants represent that there is not, and will not be, any express or implied understanding between a BAC Trading Entity and Ameriprise or any Adviser that an Adviser will cause a Fund to enter into Transactions or give preference to the BAC Trading Entity in effecting such Transactions between the Fund and the BAC Trading Entity.

15. Ameriprise and the Ameriprise Affiliates, including the Advisers, will not adopt any compensation scheme any component of which is based on the amount of business done by the Funds with a BAC Trading Entity except to the extent such business might affect indirectly the profits or losses of the Advisers. BAC and the BAC Affiliates, including BANA (US Trust), will not adopt any compensation scheme any component of which is based on a factor that compensates employees for Transactions with the Funds differently than Transactions with unaffiliated counterparties.

16. BANA (US Trust) undertakes to not to exercise any voting authority with respect to shares that constitute five percent or more of a Fund's total outstanding voting securities, including in connection with the election of directors/trustees (the "Non-Voting Undertaking").

Applicants' Legal Analysis:

     1.  Section 17(a) of the Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company.  Section 17(b) of the Act authorizes the Commission to exempt a transaction from section 17(a) of the Act if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned and the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

     2.  Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     3.  Section 2(a)(3) of the Act defines "affiliated person" of another person to include: (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of such other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; and (c) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

     4.  Section 2(a)(9) of the Act, in relevant part, defines "control" as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company."  Section 2(a)(9) also provides that

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any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company.

5.    Applicants state that a BAC Trading Entity could be deemed to be a first-tier affiliate or a second-tier affiliate of a 5% Fund insofar as fiduciary account investments of five percent or more of an Owned Fund's outstanding voting securities could cause BANA (US Trust) to be viewed as owning, controlling or holding with power to vote "voting securities."  Were BANA (US Trust) to be deemed a first-tier affiliate of a 5% Fund, the BAC Trading Entities (except for BANA (Dealer Unit)) would then be deemed to be second-tier affiliates of the 5% Fund.  BANA (Dealer Unit), on the other hand, could be deemed to be a first-tier affiliate of the 5% Fund. Additionally, a BAC Trading Entity could be deemed a first-tier affiliate of a 25% Fund and a second-tier affiliate of the Other Funds.[5]  Applicants submit that, due to the fiduciary account investments, any Transaction involving a Fund and a BAC Trading Entity that is a first-tier affiliate or a second-tier affiliate thereof, would be subject to the prohibition of section 17(a) of the Act.

6.    Applicants submit that the primary purpose of section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company's shareholders.  Applicants submit that the policies

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[5] As discussed in the application, this conclusion could be reached if, on account of the fiduciary account investments, BANA (US Trust) "beneficially owned" greater than twenty-five percent of the 25% Fund's total outstanding voting securities.  The Owned Fund could then be presumed to be under the control of BANA (US Trust), and thus of BAC.  As wholly owned subsidiaries of BAC, the BAC Trading Entities may also be presumed to be under the control of BAC.  Accordingly, the 25% Fund and the BAC Trading Entities could be presumed to be under the common control of BAC and thus first-tier affiliates of each other.  If the 25% Fund and the Other Funds are deemed to be under the control of their respective Adviser(s), then the 25% Fund and the Other Funds could be deemed to be first-tier affiliates of each other by virtue of being under common control.  Therefore, if the BAC Trading Entities are deemed to be first-tier affiliates of the 25% Fund, they could be deemed to be second-tier affiliates of the Other Funds.

which section 17(a) were meant to further are not implicated here because BAC and BAC

Trading Entities are not able to cause a Fund to enter into a Transaction or otherwise influence

portfolio decisions by the Advisers on behalf of the Funds.  Applicants state that, as a result, no

BAC Trading Entity is in a position to engage in self-dealing or otherwise cause any of the

relevant Funds to enter into Transactions that are not in the best interests of its shareholders.

7.  Applicants submit that the carefully circumscribed circumstances under which the

Transactions would be conducted, including in particular the proposed conditions for the Order

(set out below), amply satisfy the statutory standards for relief.  Applicants state that compliance

with the "Structural Conditions" set forth below is intended to assure that the Advisers and the

Funds continue to operate independently of, and free of any undue influence by, BAC and the

BAC Trading Entities, which applicants assert is further buttressed by the Non-Voting

Undertaking.  Moreover, neither BAC, nor any BAC Affiliate will exercise, or attempt to

exercise, control over any Fund.

8.  Applicants state that compliance with the "Transactional Conditions" set forth below

is designed to assure that the terms of the individual transactions are fair from the perspective of

the Funds.  Applicants note that, at the outset, the conditions require each Fund's Board of

Directors, Board of Trustees or other governing body of such Fund, as applicable (each, a

"Board"), including a majority of its disinterested directors or trustees, as applicable ("Necessary

Majority"), to approve, and the Fund to implement, procedures governing all Transactions

pursuant to the Order.  Applicants submit that, pursuant to such procedures, the Transactions will

be subject to ongoing review by each Fund's chief compliance officer, and will be reviewed by

its Board, including a Necessary Majority, on a quarterly basis.  In addition, the Board must

annually consider the level of Transactions with BAC Trading Entities and whether continued

reliance on the Order is appropriate in light of the need of the Funds to have the BAC Trading

Entities available as trading counterparties. The conditions also generally require price quotations from unaffiliated dealers that are in a position to quote competitive prices to ensure that the terms of the particular Transactions are fair and reasonable and do not involve overreaching. For primary market Transactions, the conditions generally require that the Funds purchase instruments at a price that is not more than the price paid by each other purchaser, and on the same terms as other purchasers, in that offering or in any concurrent offering.

9. Applicants state that the Transactions described in the Application satisfy the standards of sections 6(c) and 17(b). Applicants submit that there is no danger of overreaching or self-dealing by a BAC Trading Entity in connection with a Transaction, and there will be no conflict of interest associated with an Adviser's or Sub-Adviser's decision to engage in a Transaction with a BAC Trading Entity on behalf of a Fund. Moreover, applicants state that the Order is consistent with the policies of the Funds and the protection of investors, as the Advisers and Sub-Advisers will manage the Funds in accordance with the policies and investment objectives of the Funds and without any influence by the BAC Trading Entities. Finally, applicants state that permitting the Transactions will be appropriate in the public interest and consistent with general purposes of the Act because the ability to engage in Transactions increases the likelihood of a Fund achieving the best pricing, terms and quality of service otherwise available in the market in such transactions and results in none of the abuses that the Act was designed to prevent.

Applicants' Conditions:

Applicants agree that the Order granting the requested relief will be subject to the following conditions:

A.    **Structural**

(1)    Neither BAC nor any BAC Affiliates will control any of the

Advisers or principal underwriters or promoters for the Funds, directly or indirectly,

within the meaning of section 2(a)(9) of the Act, and neither BAC nor any BAC

Affiliates will exercise, or attempt to exercise, control over any Fund.  The Order

will remain in effect only so long as Ameriprise, or another entity not controlling,

controlled by or under common control with BAC, primarily controls the Advisers.

In this regard, pursuant to the Non-Voting Undertaking, BANA (US Trust) will not

exercise any voting authority that it possesses with respect to shares that constitute

five percent or more of any Fund's total outstanding voting securities.  Instead, it

will delegate to an independent third party that is not affiliated with either BAC or

any BAC Affiliate the voting of such shares.

(2)    Neither BAC nor any BAC Affiliates will directly or indirectly

consult with Ameriprise or any Ameriprise Affiliate, including the Advisers, or any

portfolio manager of the Advisers concerning purchase or sale Transactions, or the

selection of a broker or dealer for any Transactions placed or to be placed on behalf

of a Fund, or otherwise seek to influence the choice of broker or dealer for any

Transaction by a Fund, other than in the normal course of sales activities of the same

nature that are being carried out during the same time period with respect to

unaffiliated institutional clients of the BAC Trading Entity, or that existed between

the BAC Trading Entity and the Advisers, if any, prior to consummation of the

Columbia Sale.

(3)    No officer, director or employee of an Owned Fund will directly or

indirectly seek to influence in any way the terms of any Transaction covered by the

Order, other than in the normal course of investment activities of the same nature

that are being carried out during the same time period with respect to unaffiliated

broker-dealers, or that existed between the BAC Trading Entity and the Advisers, if

any, prior to consummation of the Columbia Sale.

(4)      The Advisers and each BAC Trading Entity are structured as

separate organizations, with separate capitalization, separate books and records, and

separate officers and employees, and are physically separated.  Each BAC Trading

Entity will adopt and implement policies that prohibit the BAC Trading Entity from

(a) linking any approval or action relating to an Owned Fund to any action by any

Fund or by an Adviser relating to any Fund, or (b) using the fiduciary account

investments in an Owned Fund as a basis for seeking to persuade any Fund or the

Advisers to engage in business with the BAC Trading Entity.  The Funds have

adopted policies designed to keep information about their holdings and transactions

on a confidential basis, prior to any public disclosure, except in connection with the

ordinary course of business as permitted by the portfolio holdings disclosure

policies approved by the Funds' directors/trustees and involving communications of

the same nature as are being made during the same period to unaffiliated trading

partners of the Funds.  Pursuant to these policies, the Advisers will designate

information regarding investment advisory and portfolio execution matters relating

to the Funds as information that may not be communicated between the Owned

Fund, on the one hand, and the BAC Trading Entity, on the other hand, prior to any

public disclosure.

(5)      Ameriprise and the Ameriprise Affiliates will not adopt any

compensation scheme any component of which is based on the amount of business done by the Funds with a BAC Trading Entity except to the extent such business

might affect indirectly the profits or losses of the Advisers. BAC and the BAC

Affiliates will not adopt any compensation scheme any component of which is

based on a factor that compensates employees for Transactions with the Funds

differently than Transactions with unaffiliated counterparties.

(6)     The Advisers and the BAC Trading Entities, with the assistance of

their respective legal/compliance departments, will prepare guidelines for their

respective personnel to make certain that Transactions effected pursuant to the

Order comply with its conditions, and that the Advisers and the BAC Trading

Entities maintain an arms-length relationship. The respective legal/compliance

departments of the Advisers and the BAC Trading Entities will monitor periodically

the activities of the Advisers and the BAC Trading Entities, respectively, to make

certain that the conditions of the Order are met.

B.     **Transactional**

With respect to each Transaction entered into or effected pursuant to the Order on behalf of

a Fund:

(1)     Each Fund's Board, including the Necessary Majority, shall approve,

and the Fund shall implement, procedures governing all Transactions pursuant to the

Order and the Fund's Board shall no less frequently than quarterly review all

Transactions conducted pursuant to the Order and receive and review a report of

those Transactions. Such report, which will be prepared by the Advisers and

reviewed and approved by the Fund's Chief Compliance Officer, will indicate for

each Transaction that the conditions of the Order have been satisfied, and will

include a discussion of any significant changes in the volume, type or terms of

Transactions between the relevant Funds and the BAC Trading Entity, the reasons

for these changes, and a determination that such changes are appropriate.  In

addition, the Board will annually consider (i) whether the level of Transactions with

BAC Trading Entities is appropriate and (ii) whether continued reliance on the

Order in any applicable category of fixed-income instruments is appropriate in light

of the need of the Funds to have the BAC Trading Entities available as trading

counterparties, as evidenced by, among other things, the aggregate market share of

the BAC Trading Entities in each such category.

(2)     For each Transaction, the Adviser or Sub-Adviser will adhere to a

"best execution" standard and will consider only the interests of the Funds and will

not take into account the impact of a Fund's investment decision on the BAC

Trading Entity.  Before entering into any such Transaction, the Adviser or Sub-

Adviser will determine that the Transaction is consistent with the investment

objective(s) and policies of the Fund and is in the best interests of the Fund and its

shareholders.

(3)     Each Fund will (a) for so long as the Order is relied upon, maintain

and preserve in an easily accessible place a written copy of the procedures and

conditions (and any modifications thereto) that are described herein, and (b)

maintain and preserve for a period of not less than six years from the end of the

fiscal year in which any Transaction in which the Adviser or Sub-Adviser knows

that both a BAC Trading Entity and a Fund directly or indirectly have an interest

occurs, the first two years in an easily accessible place, a written record of each such

Transaction setting forth a description of the security purchased or sold by the Fund,

a description of the BAC Trading Entity's interest or role in the Transaction, the terms of the Transaction, and the information or materials upon which the determination was made that each such Transaction was made in accordance with the procedures and conditions set forth herein.

(4) Except for Transactions involving repurchase agreements and variable rate demand notes, before any secondary market principal Transaction in fixed-income instruments is entered into between a Fund and a BAC Trading Entity, the Adviser or Sub-Adviser must obtain a competitive quotation for the same instruments (or in the case of instruments for which quotations for the same instruments are not available, a competitive quotation for Comparable Instruments) from at least two unaffiliated dealers that are in a position to quote favorable market prices, except that if, after reasonable efforts by the Adviser or Sub-Adviser, quotations are unavailable from two such dealers, only one other competitive quotation is required. For each such Transaction, the Adviser or Sub-Adviser will determine, based upon the quotations and such other relevant information reasonably available to the Adviser or Sub-Adviser, as applicable (such as available transaction prices and any other information regarding the value of the instruments), that the price available from the BAC Trading Entity is at least as favorable as that available from other sources.

(a) *Repurchase Agreements.* With respect to Transactions involving repurchase agreements, a Fund will enter into such agreements only where the Adviser or Sub-Adviser has determined, based upon information reasonably available to the Adviser or Sub-Adviser, as applicable, that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the Order, the Fund or the Adviser

or Sub-Adviser, as applicable, must obtain competitive quotations from at

least two unaffiliated dealers with respect to repurchase agreements

comparable to the type of repurchase agreement involved, except that if,

after reasonable efforts by the Adviser or Sub-Adviser, quotations are

unavailable from two such dealers, only one other competitive quotation is

required.

(b)     *Variable Rate Demand Notes.* With respect to each

Transaction involving variable rate demand notes for which dealer quotes

are not ordinarily available, a Fund will only undertake purchases and sales

where the Adviser or Sub-Adviser has determined, based on relevant

information reasonably available to the Adviser or Sub-Adviser, as

applicable, that the income earned from the variable rate demand note is at

least equal to that of variable rate demand notes of comparable quality that

are available from other sources.

(5)     With respect to instruments offered in a primary market

underwritten, or other primary market, Transaction, the Fund will undertake such

purchase from a BAC Trading Entity only where the Adviser or Sub-Adviser has

determined, based upon relevant information reasonably available to the Adviser or

Sub-Adviser, as applicable, that the instruments will be purchased at a price that is

not more than the price paid by each other purchaser of the instruments from, as

relevant, the BAC Trading Entity or other members of an underwriting syndicate in

that offering or in any concurrent offering of instruments, and on the same terms as

such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing holders of the issuer).  If no information regarding concurrent purchasers of the instruments is reasonably available to the Adviser or Sub-Adviser, the Fund may undertake such purchase from a BAC Trading Entity when the Adviser or Sub-Adviser has determined, based upon information reasonably available to the Adviser or Sub-Adviser, as applicable, that the yield on the instruments to be purchased is at least equal to that available on Comparable Instruments from other sources at that time.

(6) The commission, fee, spread, or other remuneration to be received by the BAC Trading Entities must be reasonable and fair compared to the commission, fee, spread, or other remuneration received by others in connection with comparable transactions involving similar instruments being purchased or sold during a comparable period of time.


For the Commission, by the Division of Investment Management, under delegated authority.


Kevin M. O'Neill
Deputy Secretary


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